Zura Bio Limited

1489 W. Warm Springs Rd. #110

Henderson, NV 89014

August 6, 2024

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Zura Bio Limited
Registration Statement on Form S-4
File No. 333-280763

Ladies and Gentlemen:

Zura Bio Limited hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00 pm on August 8, 2024 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Once the above referenced Registration Statement has been declared effective, please orally confirm that event with our counsel, Loeb & Loeb LLP, by calling Andrei Sirabionian at 212-407-4089.

Very truly yours,

ZURA BIO LIMITED

By:	/s/ Verender Badial

Name: Verender Badial

Title: Chief Financial Officer